P.E. 1/1/02

0-20588

02012709

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month January, 2002

Normandy Yandal Operations Limited
(f/k/a Great Central Mines Limited)
(Translation of Registrant's name into English)

100 Hutt Street, Adelaide 5000, South Australia, Australia
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

1-1

693178.9

This Form 6-K consists of a copy of a Report for the Quarter Ended December 31, 2001 from Normandy Yandal Operations Limited (f/k/a Great Central Mines Limited), an Australian corporation, as filed with the Australian Stock Exchange Limited.

UNLESS OTHERWISE INDICATED ALL FIGURES SET FORTH IN THIS REPORT ARE IN AUSTRALIAN DOLLARS.

NORMANDY YANDAL

OPERATIONS LIMITED ABN 30 007 066 766

REPORT ON ACTIVITIES FOR THE QUARTER TO 31 DECEMBER 2001

OPERATIONS

Gold production for the quarter totalled 188,316 ounces at an average total cash cost of $333 per ounce.

Gold Production, Costs & Sales

periods ending 31 December 2001

	Ore Treated ('000t)	Head Grade (g/t)	Gold Produced (ozs)	Total Cash Cost ($/oz)	Total Prod. Cost ($/oz)	Gold Sold (ozs)	Realised Price ($/oz)
Three months							
Jundee	537.5	5.45	88,079	316	467	87,360	543
Bronzewing	493.5	4.47	69,421	322	473	69,880	543
Wiluna..........	177.2	6.07	30,816	408	549	31,689	543
TOTAL			188,316	333	483	188,929	543
Six months			392,032	325	489	393,909	539

Jundee

Gold production was 88,079ozs, 12% below the previous quarter, at a total cash cost of $316/oz.

Underground production rates were 21% lower, partly due to the changeover of mining contractors.

Mining commenced in Elliot pit, the operation's first satellite pit. Nim3 and Northwest pits contributed 45% of open pit ore tonnage and Elliot pit contributed 41%, with the remainder sourced from Moore and Lyons. Open pit ore production was 31% higher but overall grade was lower.

Mill throughput was maintained at similar levels despite the increasing proportion of harder feed.

Bronzewing

Gold production was sourced from high grade underground ore and free-milling low grade stockpiles. Mill throughput exceeded forecast but gold production fell and recovery was adversely affected by the lower grade stockpile material. Mining ceased at Lotus and focus turned to development of the 'Middle Zone' orebody. Capital works to improve recovery through increased oxygen addition will be completed next quarter.

Wiluna

Gold production increased slightly to 30,816ozs at an 18% lower total cash cost of $408/oz, reflecting reduced pit stripping ratios and higher recoveries.

Underground, stoping of remnant ore at Bulletin commenced, development of the Woodley orebody continued. High-grade ores at Creek Shear were accessed and exploration drilling at Golden Age identified significant resource extensions.

A feasibility study into redevelopment of East Lode and West Lode was completed and is under review. Additional drilling identified new high-grade zones in the Calvert lens and East Lode South lens.

Production Cost Statement

Gold Institute Standard

periods ending 31 December 2001

(unaudited)

	3 months 31 Dec. '01 *($/oz)*	6 months 31 Dec. '01 *($/oz)*
Direct mining expenses (1)	337	335
Stripping & mine development (2)	(17)	(22)
By-product credits (3)	(1)	(1)
Cash operating cost	**319**	**312**
Royalties (4)	14	13
Total cash cost	**333**	**325**
Depreciation (5)	32	39
Amortisation (6)	108	115
Mine closure (7)	10	10
Total production cost	**483**	**489**

(1) Includes all mining, milling and administration expenditures incurred on site, including inventory changes and site specific corporate charges.

(2) Represents adjustment for cost of waste removal at life-of-mine stripping ratio rates.

(3) Silver revenue.

(4) Represents royalties due to the Western Australian Government.

(5) Depreciation of mine site assets over the lesser of the asset's useful life or the life of the mine. Life-of-mine assets are depreciated on a units of production basis and the remainder on a straight line basis.

(6) Amortisation of mine development expenditure occurs on a units of production basis.

(7) Includes costs of estimated rehabilitation expenditure, decommissioning and closure costs on a units of production basis over the life of the mine.

EXPLORATION

Jundee

Ongoing surface and underground drilling continued to return positive results from the Westside lode structure. This is now shaping as a major new Barton Deeps-style high-grade resource within the adjoining Hughes dolerite host unit, with potential for further lateral and down dip extension. Drillholes typically intersect multiple mineralised zones. High-grade intercepts returned during the quarter include 0.9m at 184g/t, plus 1.2m at 172g/t; 3.7m at 33g/t, plus 1.1m at 110g/t; 1.4m at 148g/t, plus 0.4m at 26g/t, 1.2m at 16g/t and 1.6m at 17g/t; 1m at 51g/t; and a spectacular 5m at 3,288g/t (106oz/t, uncut) from one of the deepest holes drilled into the structure. A crosscut from Barton Deeps has intersected the main Westside lode structure, and initial face sampling is consistent with drilling results.

Positive results were also returned from drilling of the Gateway structure, including 2.3m at 57g/t from 551m, and 3m at 5g/t from 542m.

Wiluna

The Williamson resource, south of Wiluna beneath Lake Way, has been further enhanced by recent drilling results. Seven follow-up diamond drill holes tested the 1.4km known strike extent of the mineralised structure. All holes intersected the mineralised zone and returned elevated gold values. Significant results include 4m at 5.9g/t from 121m plus 3m at 2.6g/t from 133m; 1m at 13.6g/t from 122m plus 11m at 2.6g/t from 135m; and 73m at 1.3g/t from 145m, including 5m at 9.6g/t and 1m at 11.2g/t.

The structure is open to the south, with results from shallow drilling of the most southerly line of holes including 4m at 25.6g/t from 32m. Its northern limit is also not defined, and further drilling is planned to trace the structure towards Wiluna.

Tipperary Well

At Tipperary Well (60km north of Bronzewing), further aircore drilling better defined bedrock structure and its controls on gold mineralisation. Significant intercepts included 4m at 6.0g/t from 32m, 4m at 4.8g/t from 64m, 4m at 8.7g/t from 76m, and 1m at 6.9g/t from 60m. Results to date from follow-up deeper RC and diamond drilling returned low gold values, and further results are awaited.

Gold Hedging Positions

Australian Gold Council Standard

at 16 January 2002

Maturity	Ounces	$/oz [1]
Forward Sales		
2001-02	51,663	522
2002-03	590,200	507
2003-04	156,000	508
2004-05	159,488	506
2005-10	1,146,442	478
Total	2,103,793	492
Put Options		
2001-02	254,600	526
2002-03	167,200	520
2003-04	9,200	529
2004-05	129,112	527
2005-10	464,313	523
Total	1,024,425	524
Convertible Put Options		
2005-12	1,507,244	554
Total	1,507,244	554
Total Contracts		
2001-02	306,263	525
2002-03	757,400	510
2003-04	165,200	509
2004-05	288,600	515
2005-12	3,117,999	521
Total Contracts .	**4,635,462**	**519**

NOTES TO HEDGING TABLE:
(Australian Gold Council Standard)

1) Net of lease fees for actual lease fees that are fixed, with the balance assumed at 2%

2) Margin calls do not apply to any contracts.

3) No separate foreign exchange contracts relating to the gold hedging.

The hedge book mark-to-market value is negative $378.3 million based on a spot price of $549 per ounce at 16 January 2002.

Ken Williams
Director
29 January 2002

Enquiries concerning this report may be directed to the above: or
Peter Bird,
Executive General Manager – Investor Relations
Telephone. +61 8 8303 1705
Facsimile: +61 8 8303 1994
E-mail: investor@normandy.com.au

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORMANDY YANDAL OPERATIONS LIMITED
(Registrant)

By: ______________________
Name: PAULINE F CARR
Title: SECRETARY

Dated: January 30, 2002